# DEL LABORATORIES, INC.

**Presentation to the Board of Directors**

**July 1, 2004**

## PETER J. SOLOMON COMPANY, L.P.

# DEL LABORATORIES, INC.

This presentation has been prepared by Peter J. Solomon Company, L.P. ("PJSC") from materials and information supplied (whether orally or in writing) by Del Laboratories, Inc. ("Del" or the "Company"). This presentation is for discussion purposes only and is incomplete without reference to, and should be viewed in conjunction with, the oral briefing provided by PJSC.

This presentation includes certain statements, estimates and projections provided by Del and selected public sources with respect to the historical and anticipated future performance of Del. Such statements, estimates and projections contain or are based on significant assumptions and subjective judgments made by Del management.

These assumptions and judgments may or may not be correct, and there can be no assurance that any projected results are attainable or will be realized. PJSC has not attempted to verify any such statements, estimates and projections, and as such PJSC makes no representation or warranty as to, and assumes no responsibility for, their accuracy or completeness and for the effect which any such inaccuracy or incompleteness may have on the results or judgments contained in this presentation.

Except where otherwise indicated, this analysis speaks as of the date hereof. Under no circumstances should the delivery of this document imply that the analysis would be the same if made as of any other date.

**THIS REPORT HAS BEEN ISSUED FOR THE INFORMATION AND ASSISTANCE OF THE BOARD OF DIRECTORS OF DEL LABORATORIES, INC. (THE "BOARD"). IT IS NOT INTENDED TO BE USED, AND SHOULD NOT BE RELIED UPON, BY ANY OTHER PERSON.**

**THIS REPORT IS CONFIDENTIAL AND SHOULD NOT, WITHOUT PRIOR WRITTEN CONSENT OF PJSC, BE COPIED OR MADE AVAILABLE TO ANY PERSON OTHER THAN THE BOARD. PJSC SHALL NOT HAVE LIABILITY, WHETHER DIRECT OR INDIRECT, IN CONTRACT OR TORT OR OTHERWISE, TO ANY PERSON IN CONNECTION WITH THIS REPORT.**

# DEL LABORATORIES, INC.

## Table of Contents

# TAB I – Introduction

# DEL LABORATORIES, INC.

## <u>Introduction</u>

- We understand that Del Laboratories, Inc. ("Del" or the "Company"), Del Holding Corp. ("Parent") and Del Acquisition Corp. ("Sub"), a wholly-owned subsidiary of Parent, propose to enter into an Agreement and Plan of Merger substantially in the form of the draft dated June 30, 2004 (the "Agreement"). The Agreement provides, among other things, and subject to the terms and conditions thereof, for the merger of Sub with and into the Company, with each then issued and outstanding share of Del common stock, par value $1.00 per share ("Company Common Stock") (other than shares owned by the Company, Parent, Sub or any other subsidiary of Parent or shares as to which dissenter's rights have been perfected) being converted into the right to receive $35.00 in cash without interest (the "Merger Consideration").

- You have asked us to advise you with respect to the fairness to the holders of Company Common Stock (other than Parent or any of its direct or indirect subsidiaries or affiliates) from a financial point of view of the consideration proposed to be received by the holders of Company Common Stock in the Merger.

# DEL LABORATORIES, INC.

## <u>Introduction</u>

- For purposes of the opinion set forth herein, we have:

    (i)     reviewed certain publicly available financial statements and other information of the Company;

    (ii)    reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company;

    (iii)   reviewed certain financial projections for the Company prepared by the management of the Company;

    (iv)    discussed the past and current operations, financial condition and prospects of the Company with management of the Company;

    (v)     reviewed the reported prices and trading activity of the Company Common Stock;

    (vi)    compared the financial performance and condition of the Company and the reported prices and trading activity of the Company Common Stock with those of certain other comparable publicly traded companies;

    (vii)   reviewed publicly available information regarding the financial terms of certain transactions comparable, in whole or in part, to the Merger;

    (viii)  participated in certain discussions among representatives of each of Parent and the Company;

    (ix)    reviewed a draft of the Agreement dated June 30, 2004; and

    (x)     performed such other analyses and taken into account such other matters as we have deemed appropriate.

# DEL LABORATORIES, INC.

## Introduction

- We have assumed and relied upon the accuracy and completeness of the information discussed with or reviewed by or for us for the purposes of this opinion and we have not assumed any responsibility for independent verification of such information. With respect to the financial projections, we have assumed that the financial projections were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company. We express no opinion with respect to such financial projections. We have not assumed any responsibility for any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such valuation or appraisal. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, June 30, 2004.

- We have assumed, in all aspects material to our analysis, that the representations and warranties of each party contained in the Agreement are true and complete, that each party to the Agreement will perform all of the covenants and agreements required to be performed by such party thereunder and that all conditions to the consummation of the Merger will be satisfied without waiver thereof.

- We have acted as financial advisor to the Company in connection with this transaction and will receive a fee for our services, a portion of which is payable upon the delivery of this opinion.

- Our opinion is solely for the information of the Board of Directors of the Company and is not on behalf of and is not intended to confer rights or remedies upon any other entity or persons, and may not be used for any other purpose without our prior written consent. Our opinion does not constitute a recommendation to any holder of Company Common Stock as to how any such holder should vote on the Merger.

# TAB II – Summary Overview of Transaction

# DEL LABORATORIES, INC.

## Summary Overview of Transaction

### Summary of Selected Transaction Terms (a)

**Transaction:** Del Holding Corp. (an affiliate of Church & Dwight Co., Inc. and Kelso & Company) will acquire Del Laboratories, Inc. in a reverse triangular merger.

**Purchase Price:** $35.00 per Del share, in cash, no interest

**Structure:** One-step merger

**Key Conditions:**
- Approval by Company shareholders (Articles of Incorporation call for affirmative vote of holders of 80% of outstanding shares of Company Common Stock)
- HSR approval
- Financing
  - Material adverse effect on the business of the Company
  - Material adverse change in financial, banking or capital markets
  - Minimum EBITDA of $47 million
- Voting agreement with major shareholders

---

(a) These terms are based on a draft of the Agreement dated June 30, 2004. For a complete description of the terms of this transaction, please refer to the Agreement.

# DEL LABORATORIES, INC.

## Summary Overview of Transaction

**Summary of Multiples to be Paid in Transaction**

*(Dollars in Millions)*

| | | |
|---|---|---|
| Purchase Price per Daisy Share | | $35.00 |
| Shares Outstanding (a) | | 9.7 |
| Option Equivalent Shares Outstanding (b) | | 1.2 |
| Diluted Shares Outstanding | | 11.0 |
| Total Equity Value | | $383.8 |
| Plus: Debt Outstanding (c) | | 78.9 |
| Less: Cash Outstanding (c) | | (1.4) |
| Total Enterprise Value | | 461.3 |
| Plus: Change of Control Payment (d) | | 14.0 |
| Total Transaction Value | | $475.3 |
| | | |
| Purchase Price Premium to Daisy Closing Share Price: | | |
| On June 30, 2004 | $31.02 | 12.8  % |

**Transaction Value as a Multiple of:**

| | | | |
|---|---|---|---|
| Net Sales | LTM (3/31/04) (e) | $375.7 | 126.5  % |
| EBITDA | LTM (3/31/04) (e) | 40.4 | 11.8  x |
| EBIT | LTM (3/31/04) (e) | 31.9 | 14.9 |

**Purchase Price Per Share as a Multiple of:**

| | | | |
|---|---|---|---|
| E.P.S. | LTM (3/31/04) (e) | $1.72 | 20.4  x |
| | FY 2004E (f) | 2.12 | 16.5 |

Source:  Company's 2003 Form 10-K and Form 10-Q for the period ended March 31, 2004.

CAGR = Compounded Annual Growth Rate

(a) Shares outstanding as of May 7, 2004.  Source:  Company's Form 10-Q for the period ended March 31, 2004.

(b) Assumes the treasury stock method with 2.3 million in-the-money options outstanding at a weighted average exercise price of $16.51 per share.  Source:  Company Management.

(c) As of March 31, 2004.  Source:  Company's Form 10-Q for the period ended March 31, 2004

(d) Present value of approximately $15.4 million of change of control payments triggered by Dan K. Wassong Employment Agreement.  Source:  Company Management.

(e) Latest twelve months ended March 31, 2004. Source:  Company's Form 10-K for the year ended December 31, 2003 and the Company's Form 10-Q for the interim period ended March 31, 2004.  Excludes one-time and non-recurring items. First quarter financial results negatively impacted by move of manufacturing operations to Rocky Point.

(f) Source:  Company Management estimates as of June 29, 2004.

TAB III –  Summary Historical Financial Information

# DEL LABORATORIES, INC.

## Summary Historical Financial Information

### Summary Historical Income Statement

*(Dollars in Millions, Except Per Share Data)*

| | Fiscal Year Ended December 31, | | | Three Months Ended | | LTM |
|---|---|---|---|---|---|---|
| | 2001 (a) | 2002 (b) | 2003 (c) | 4/1/2003 | 3/31/2004 (d) | 3/31/2004 |
| Net Sales | $304.6 | $350.7 | $386.0 | $93.4 | $83.1 | $375.7 |
| Gross Profit | 158.0 | 179.3 | 200.2 | 47.7 | 41.9 | 194.3 |
| EBITDA | 35.8 | 42.1 | 46.0 | 9.9 | 4.2 | 40.4 |
| EBIT | 27.3 | 34.5 | 37.8 | 8.1 | 2.2 | 31.9 |
| Net Income | 12.1 | 18.7 | 21.2 | 4.3 | 0.7 | 17.5 |
| Diluted Earnings Per Share | $1.29 | $1.89 | $2.10 | $0.44 | $0.07 | $1.72 |
| | | | | | | |
| **Margins** | | | | | | |
| Gross Margin | 51.9  % | 51.1  % | 51.9  % | 51.1  % | 50.4  % | 51.7  % |
| EBITDA | 11.7 | 12.0 | 11.9 | 10.6 | 5.1 | 10.8 |
| EBIT | 9.0 | 9.8 | 9.8 | 8.6 | 2.6 | 8.5 |
| Net Income | 4.0 | 5.3 | 5.5 | 4.6 | 0.8 | 4.7 |
| | | | | | | |
| **Growth Rates** | | | | | | |
| Net Sales | -- | 15.1  % | 10.1  % | -- | (11.0) % | -- |
| EBITDA | -- | 17.6 | 9.4 | -- | (57.2) | -- |
| EBIT | -- | 26.5 | 9.5 | -- | (72.9) | -- |
| Net Income | -- | 54.3 | 12.9 | -- | (84.2) | -- |
| Diluted Earnings Per Share | -- | 47.3 | 10.8 | -- | (84.9) | -- |

Source:  Company's 2003 Form 10-K and Form 10-Q for the period ended March 31, 2004.

(a) Excludes $3.1 million pre-tax charge for a provision for doubtful accounts, $0.2 million pre-tax charge related to the closure of Newark, NJ manufacturing facility and $0.6 million pre-tax charge related to potential environmental liability.

(b) Excludes plant closure expenses, $2.4 million pre-tax gain on sale of vacant land, $0.4 million pre-tax charge for a provision for doubtful accounts and $0.8 million pre-tax charge related to a potential environmental liability.

(c) Excludes $1.3 million after-tax charge related to severance costs associated with the move of the company's manufacturing operations and $0.7 million pre-tax recovery related to the K-Mart Chapter 11 bankruptcy filing.

(d) First quarter 2004 financial results negatively impacted by move of manufacturing operations to Rocky Point.

# DEL LABORATORIES, INC.

## Summary Historical Financial Information

### Summary Historical Balance Sheet

*(Dollars in Millions)*

|  | As of December 31, | | As of |
|---|---|---|---|
|  | 2002 | 2003 | 3/31/2004 |
| **Assets** | | | |
| Cash & Cash Equivalents | $0.5 | $2.1 | $1.4 |
| Accounts Receivable | 51.1 | 75.1 | 71.3 |
| Inventory | 79.9 | 92.5 | 100.6 |
| Prepaid Expenses and Other | 12.2 | 10.7 | 11.3 |
| Total Current Assets | 143.7 | 180.5 | 184.5 |
| Property, Plant & Equipment | 37.4 | 49.3 | 50.3 |
| Goodwill and Other Intangibles | 14.7 | 14.0 | 13.9 |
| Other Long-Term Assets | 15.2 | 19.4 | 22.3 |
| TOTAL ASSETS | $211.0 | $263.2 | $271.0 |
| | | | |
| **Liabilities and Shareholders' Equity** | | | |
| Short-Term Debt and Current Portion of Long-Term Debt | $8.4 | $8.8 | $1.0 |
| Accounts Payable | 32.4 | 43.9 | 43.0 |
| Other | 21.7 | 25.3 | 26.5 |
| Total Current Liabilities | 62.5 | 78.0 | 70.5 |
| Long-Term Debt (a) | 50.6 | 63.4 | 77.9 |
| Other Long-Term Liabilities | 15.0 | 16.3 | 16.3 |
| Shareholders' Equity | 82.9 | 105.6 | 106.3 |
| TOTAL LIABILITIES AND EQUITY | $211.0 | $263.2 | $271.0 |

Source: Company's 2003 Form 10-K and Form 10-Q for the period ended March 31, 2004.

(a) As of March 31, 2004, includes $24.0 million Senior Notes, $40.8 million notes payable under revolving credit agreement, $13.7 million mortgages on land and buildings and $0.4 million obligations under capital leases, less $1.0 million current portion of long-term debt.

# DEL LABORATORIES, INC.

## Summary Historical Financial Information

**Summary Historical Cash Flow Statement**

*(Dollars in Millions)*

|  | Fiscal Year Ended December 31, | | |
|---|---|---|---|
|  | 2001 | 2002 | 2003 |
| **Operating Activities** | | | |
| Net Income | $9.8 | $19.5 | $20.4 |
| Depreciation and Amortization | 8.5 | 7.6 | 8.3 |
| Deferred Income Taxes | (3.6) | 0.3 | (0.1) |
| Other | 3.5 | (1.3) | 0.4 |
| Change in Working Capital Accounts | 7.9 | (12.4) | (20.2) |
| Net Cash Provided By (Used In) Operating Activities | 26.2 | 13.8 | 8.7 |
| **Investing Activities** | | | |
| Capital Expenditures (a) | (5.6) | (9.1) | (18.2) |
| Disposal of Property, Plant and Equipment | 0.0 | 2.9 | 0.2 |
| Intangible Assets Acquired | 0.0 | 0.0 | (0.1) |
| Net Cash Provided By (Used In) Investing Activities | (5.5) | (6.1) | (18.0) |
| **Free Cash Flow Before Financing Activities** | 20.6 | 7.7 | (9.3) |
| **Financing Activities** | | | |
| Long-Term Debt Payments | (20.2) | (7.4) | (12.1) |
| Borrowings | 0.0 | 0.0 | 24.5 |
| Treasury Stock Acquired | (0.6) | (2.6) | (1.4) |
| Employee Stock Plans and Other | 0.0 | 0.1 | 0.1 |
| Payment of Dividends | 0.0 | 0.0 | 0.0 |
| Net Cash Provided By (Used In) Financing Activities | (20.8) | (9.8) | 11.1 |
| Effect of Exchange Rate Changes on Cash | (0.0) | (0.0) | (0.2) |
| Net Increase/(Decrease) in Cash & Cash Equivalents | (0.2) | (2.2) | 1.6 |
| Cash & Cash Equivalents at Beginning of Period | 2.9 | 2.7 | 0.5 |
| Cash & Cash Equivalents at End of Period | $2.7 | $0.5 | $2.1 |

Source: Company's 2003 Form 10-K.
(a) Includes $10.5 million for the expansion of the North Carolina facility in 2003.

8

TAB IV –  Summary Projected Financial Information

# DEL LABORATORIES, INC.

## Summary Projected Financial Information

**Summary Projected Income Statement**

*(Dollars in Millions, Except Per Share Data)*

| | Actual FY 2003 (a) | Projected Fiscal Year Ending December 31, (b) | | | | | | FY04-FY09 CAGR (e) |
|---|---|---|---|---|---|---|---|---|
| | | 2004 (c) | 2005 | 2006 | 2007 | 2008 | 2009 | |
| Net Sales | $386.0 | $397.7 | $437.9 | $463.3 | $486.1 | $508.3 | $531.4 | 6.0% |
| Gross Profit | 200.2 | 209.4 | 228.6 | 244.3 | 257.4 | 269.6 | 282.0 | 6.1% |
| EBITDA | 46.0 | 47.8 | 52.5 | 59.0 | 63.6 | 67.3 | 70.1 | 7.9% |
| EBIT | 37.8 | 40.1 | 44.7 | 51.2 | 55.9 | 59.6 | 62.3 | 9.2% |
| Net Income | 21.2 | 21.6 | 24.5 | 28.9 | 31.9 | 34.3 | 36.2 | 10.9% |
| Diluted Earnings Per Share (d) | $2.10 | $2.12 | $2.40 | $2.83 | $3.12 | $3.35 | $3.54 | 10.9% |
| | | | | | | | | |
| Margins | | | | | | | | |
| Gross Margin | 51.9 % | 52.7 % | 52.2 % | 52.7 % | 52.9 % | 53.0 % | 53.1 % | |
| EBITDA | 11.9 | 12.0 | 12.0 | 12.7 | 13.1 | 13.2 | 13.2 | |
| EBIT | 9.8 | 10.1 | 10.2 | 11.1 | 11.5 | 11.7 | 11.7 | |
| Net Income | 5.5 | 5.4 | 5.6 | 6.2 | 6.6 | 6.7 | 6.8 | |
| | | | | | | | | |
| Growth Rates | | | | | | | | |
| Net Sales | 10.1 % | 3.1 % | 10.1 % | 5.8 % | 4.9 % | 4.6 % | 4.6 % | |
| EBITDA | 9.4 | 3.8 | 9.8 | 12.4 | 7.8 | 5.8 | 4.1 | |
| EBIT | 9.5 | 6.0 | 11.7 | 14.5 | 9.0 | 6.6 | 4.6 | |
| Net Income | 12.9 | 2.0 | 13.4 | 17.8 | 10.5 | 7.4 | 5.6 | |
| Diluted Earnings Per Share (d) | 10.8 | 0.9 | 13.4 | 17.8 | 10.5 | 7.4 | 5.6 | |

(a) Source:  Company's 2003 Form 10-K. Excludes $1.3 million after-tax charge related to severance costs associated with the
    move of the company's manufacturing operations and $0.7 million pre-tax recovery related to the K-Mart Chapter 11 bankruptcy filing.

(b) Source:  Company Management estimates of June 29, 2004.

(c) Excludes severance expense of $73 thousand.

(d) Assumes diluted shares outstanding remain constant at LTM amount of 10.2 million for Fiscal Years 2004 - 2009.  Source:  Company Management.

(e) CAGR = Compounded Annual Growth Rate.

TAB V –  Summary Historical Stock Price Performance

# DEL LABORATORIES, INC.

## Summary Historical Stock Price Performance

**Daily Stock Price/Volume Analysis: Latest Twelve Months**

*July 1, 2003 to June 30, 2004*



|  |  |  |
|---|---|---|
| Median: | $28.16 | |
| High: | 34.21 | (4/12/2004) |
| Low: | 21.87 | (7/21/2003) |

Last Closing Price
(6/30/04): $31.02

Source: Bloomberg.

# DEL LABORATORIES, INC.

## Summary Historical Stock Price Performance

**Weekly Stock Price/Volume Analysis:  Last Three Years**

*July 6, 2001 to June 25, 2004*



| | |
|---|---|
| Median: | $20.92 |
| High: | 34.21  (4/12/2004) |
| Low: | 9.33  (7/11/2001) |

Closing Price Per Share

# DEL LABORATORIES, INC.

## Summary Historical Stock Price Performance

**Summary of Trading Prices**

*July 1, 2001 to June 30, 2004*

| Daily for the Following Periods: | | | Time Period | Closing Stock Price | | | | Premium of $35.00 to Median |
|---|---|---|---|---|---|---|---|---|
| | | | | High | Low | Average | Median | |
| 6/23/2004 | - | 6/30/2004 | Last 7 Days | $31.02 | $30.26 | $30.53 | $30.48 | 14.8 % |
| 6/16/2004 | - | 6/30/2004 | Last 14 Days | 31.02 | 30.00 | 30.40 | 30.45 | 14.9 |
| 5/31/2004 | - | 6/30/2004 | Last 30 Days | 31.02 | 29.15 | 30.00 | 30.06 | 16.4 |
| 5/16/2004 | - | 6/30/2004 | Last 45 Days | 31.02 | 27.75 | 29.48 | 29.60 | 18.2 |
| 5/1/2004 | - | 6/30/2004 | Last 60 Days | 31.02 | 27.75 | 29.39 | 29.48 | 18.7 |
| 4/1/2004 | - | 6/30/2004 | Last 90 Days | 34.21 | 27.75 | 30.41 | 30.02 | 16.6 |
| 1/2/2004 | - | 6/30/2004 | Last 180 Days | 34.21 | 25.06 | 30.59 | 30.46 | 14.9 |
| 7/1/2003 | - | 6/30/2004 | Last 1 Year | 34.21 | 21.87 | 27.85 | 28.16 | 24.3 |
| 7/1/2002 | | 6/30/2004 | Last 2 Years | 34.21 | 15.56 | 23.79 | 23.24 | 50.6 |
| 7/1/2001 | - | 6/30/2004 | Last 3 Years | 34.21 | 9.33 | 21.19 | 20.92 | 67.3 |

Source: Bloomberg.

TAB VI – Summary Valuation Analysis

# DEL LABORATORIES, INC.

## Summary Valuation Analysis

**Summary Valuation Overview**



(a)  Control Premium is based on the mean control premium paid (to closing price one week prior) in all announced mergers and acquisitions transactions valued between $300
million and $600 million since June 28, 2001.  Source: Thomson Mergers & Acquisitions.

# DEL LABORATORIES, INC.

## Summary Valuation Analysis

**Summary Analysis for Selected Publicly Traded Cosmetic Companies > $1 Billion Equity Value**

*(Dollars in Millions, Except for Per Share Amounts)*

| MARKET DATA | Closing | | | | | Price/Earnings Multiples | | | Enterprise Value as a | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | Price on | 52 Week | | Equity | | CY 2004 | CY 2005 | Enterprise | Multiple of LTM | | |
| Selected Companies | 6/30/2004 | High | Low | Value | LTM EPS | EPS (a) | EPS (a) | Value (b) | Net Sales | EBIT | EBITDA |
| DAISY | $31.02 | $34.21 | $21.87 | $335.3 | 18.1 x | NA | NA | $412.8 | 109.9% | 12.9 x | 10.2 x |
| L'Oreal SA | 80.45 | 83.22 | 67.83 | 54,386.9 | 39.3 | 26.3 x | 23.6 x | 53,964.9 | 318.7% | 24.6 | 18.4 |
| Avon Products, Inc. | 46.14 | 45.98 | 30.47 | 21,733.9 | 30.7 | 26.7 | 23.4 | 22,305.1 | 311.1% | 20.5 | 18.3 |
| KAO Corp. | 23.90 | 24.62 | 19.08 | 13,727.0 | 20.7 | 20.5 | 19.4 | 13,719.8 | 167.3% | 12.3 | 8.3 |
| Estee-Lauder Companies, Inc. | 48.78 | 48.24 | 32.60 | 11,512.8 | 31.6 | 27.4 | 23.8 | 11,486.6 | 204.1% | 18.5 | 14.3 |
| Shiseido Co., Ltd. | 12.49 | 13.63 | 101.31 | 5,304.2 | 24.0 | 35.6 | 28.7 | 5,912.9 | 104.8% | 17.0 | 10.0 |
| Alberto-Culver Company | 50.14 | 50.07 | 33.69 | 4,640.9 | 25.7 | 23.4 | 21.2 | 4,683.0 | 152.5% | 15.9 | 13.5 |

| OPERATING DATA | | | | | | | Net Income | | | 5 Year | CY 2004 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | Net Sales | | EBITDA | | EBIT | | to Common | | | Growth | PE/ |
| | LTM | CAGR | LTM | CAGR | LTM | CAGR | LTM | CAGR | | Rate (a) | Growth |
| DAISY | $375.7 | 12.6% | $40.4 | 13.4% | $31.9 | 17.7% | $17.5 | 32.0% | | NA | NA |
| L'Oreal SA | 16,933.1 | 1.0% | 2,938.6 | 5.6% | 2,196.0 | 5.8% | 1,384.3 | 10.9% | | 11.1% | 2.4 x |
| Avon Products, Inc. | 7,169.2 | 7.0% | 1,216.6 | 10.9% | 1,090.6 | 11.5% | 722.2 | 10.3% | | 13.0% | 2.1 |
| KAO Corp. | 8,201.3 | 3.7% | 1,646.9 | 3.8% | 1,118.4 | 5.0% | 663.9 | 10.2% | | 5.3% | 3.9 |
| Estee-Lauder Companies, Inc. | 5,628.2 | 4.7% | 805.5 | (1.6%) | 619.3 | (3.8%) | 362.4 | (2.2%) | | 12.5% | 2.2 |
| Shiseido Co., Ltd. | 5,644.7 | 2.2% | 594.1 | (0.4%) | 347.1 | 1.3% | 218.8 | 17.5% | | 2.7% | 13.4 |
| Alberto-Culver Company | 3,071.8 | 10.2% | 345.7 | 15.8% | 294.6 | 20.3% | 176.9 | 21.2% | | 13.0% | 1.8 |

| MARGINS | | | | | | |
|---|---|---|---|---|---|---|
| | EBITDA / Sales | | EBIT / Sales | | Net Income / Sales | |
| | LTM | Average | LTM | Average | LTM | Average |
| DAISY | 10.8% | 11.9% | 8.5% | 9.5% | 4.7% | 4.9% |
| L'Oreal SA | 17.4% | 16.9% | 13.0% | 12.4% | 8.2% | 7.5% |
| Avon Products, Inc. | 17.0% | 16.4% | 15.2% | 14.5% | 10.1% | 9.4% |
| KAO Corp. | 20.1% | 20.2% | 13.6% | 13.5% | 8.1% | 7.6% |
| Estee-Lauder Companies, Inc. | 14.3% | 14.0% | 11.0% | 10.6% | 6.4% | 6.2% |
| Shiseido Co., Ltd. | 10.5% | 7.6% | 6.1% | 3.0% | 3.9% | 1.3% |
| Alberto-Culver Company | 11.3% | 10.6% | 9.6% | 8.8% | 5.8% | 5.1% |

NOTE: CAGRs (Compound Annual Growth Rates) and Averages are for the last three completed fiscal years for each company. All operating data has been adjusted to exclude unusual and extraordinary items.

(a) Source of projected EPS estimates and growth rates: First Call Investment Research - mean estimate of Wall Street analysts as of 6/30/04.

(b) Enterprise value represents equity value plus book values of total debt, including preferred stock and minority interest less cash.

# DEL LABORATORIES, INC.

## Summary Valuation Analysis

**Summary Analysis for Selected Publicly Traded Cosmetic Companies < $1 Billion Equity Value**

*(Dollars in Millions, Except for Per Share Amounts)*

| MARKET DATA | Closing | 52 Week | | Equity | Price/Earnings Multiples | | | Enterprise | Enterprise Value as a Multiple of LTM | | |
| | Price on | | | | | CY 2004 | CY 2005 | | | | |
| Selected Companies | 6/30/2004 | High | Low | Value | LTM EPS | EPS (a) | EPS (a) | Value (b) | Net Sales | EBIT | EBITDA |
|---|---|---|---|---|---|---|---|---|---|---|---|
| DAISY | $31.02 | $34.21 | $21.87 | $335.3 | 18.1 x | NA | NA | $412.8 | 109.9% | 12.9 x | 10.2 x |
| Elizabeth Arden, Inc. | 21.04 | 23.94 | 12.77 | 550.2 | 21.8 | 18.8 x | 15.0 x | 822.7 | 100.3% | 11.8 | 9.1 |
| Revlon, Inc. | 2.95 | 3.93 | 2.05 | 499.1 | NM | NM | NA | 1,578.7 | 120.0% | 31.1 | 10.0 |
| Inter Parfums, Inc. | 20.85 | 33.36 | 7.00 | 428.3 | 25.7 | 24.5 | NA | 376.4 | 182.4% | 12.0 | 10.8 |
| Parlux Fragrances, Inc. | 10.95 | 13.73 | 2.91 | 115.2 | 17.3 | NA | NA | 123.3 | 153.0% | 12.0 | 10.7 |
| CCA Industries, Inc. | 8.43 | 9.35 | 6.50 | 65.1 | 11.6 | 9.9 | 8.3 | 63.7 | 115.2% | 7.1 | 6.9 |

| OPERATING DATA | Net Sales | | EBITDA | | EBIT | | Net Income to Common | | | 5 Year Growth Rate (a) | CY 2004 PE/ Growth |
| | LTM | CAGR | LTM | CAGR | LTM | CAGR | LTM | CAGR | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| DAISY | $375.7 | 12.6% | $40.4 | 13.4% | $31.9 | 17.7% | $17.5 | 32.0% | | NA | NA |
| Elizabeth Arden, Inc. | 820.5 | 10.4% | 90.5 | 59.8% | 69.7 | 249.8% | 22.0 | NM | | 16.0% | 1.2 x |
| Revlon, Inc. | 1,315.7 | 0.8% | 158.0 | (1.2%) | 50.8 | 3.3% | (114.3) | NM | | NA | NA |
| Inter Parfums, Inc. | 206.4 | 28.6% | 34.8 | 31.9% | 31.4 | 32.9% | 16.5 | 30.2% | | NA | NA |
| Parlux Fragrances, Inc. | 80.6 | 7.3% | 11.6 | 40.2% | 10.3 | 69.8% | 6.3 | NM | | NA | NA |
| CCA Industries, Inc. | 55.3 | 14.6% | 9.3 | 56.8% | 8.9 | 62.2% | 5.5 | 61.8% | | 12.9% | 0.8 |

| MARGINS | EBITDA / Sales | | EBIT / Sales | | Net Income / Sales | |
| | LTM | Average | LTM | Average | LTM | Average |
|---|---|---|---|---|---|---|
| DAISY | 10.8% | 11.9% | 8.5% | 9.5% | 4.7% | 4.9% |
| Elizabeth Arden, Inc. | 11.0% | 9.7% | 8.5% | 6.3% | 2.7% | (0.0%) |
| Revlon, Inc. | 12.0% | 7.6% | 3.9% | (1.7%) | (8.7%) | (14.9%) |
| Inter Parfums, Inc. | 16.9% | 15.3% | 15.2% | 13.5% | 8.0% | 7.3% |
| Parlux Fragrances, Inc. | 14.4% | 10.9% | 12.8% | 8.7% | 7.8% | 3.5% |
| CCA Industries, Inc. | 16.8% | 12.3% | 16.1% | 11.5% | 10.0% | 7.0% |

NOTE: CAGRs (Compound Annual Growth Rates) and Averages are for the last three completed fiscal years for each company. All operating data has been adjusted to exclude unusual and extraordinary items.

(a) Source of projected EPS estimates and growth rates: First Call Investment Research - mean estimate of Wall Street analysts as of 6/30/04.

(b) Enterprise value represents equity value plus book values of total debt, including preferred stock and minority interest less cash.

# DEL LABORATORIES, INC.

## Summary Valuation Analysis

### Summary Analysis for Selected Publicly Traded OTC Pharmaceutical Companies

*(Dollars in Millions, Except for Per Share Amounts)*

| MARKET DATA<br>Selected Companies | Closing Price on 6/30/2004 | 52 Week High | 52 Week Low | Equity Value | Price/Earnings Multiples: LTM EPS | Price/Earnings Multiples: CY 2004 EPS (a) | Price/Earnings Multiples: CY 2005 EPS (a) | Enterprise Value (b) | Enterprise Value as a Multiple of LTM: Net Sales | Enterprise Value as a Multiple of LTM: EBIT | Enterprise Value as a Multiple of LTM: EBITDA |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **DAISY** | $31.02 | $34.21 | $21.87 | $335.3 | 18.1 x | NA | NA | $412.8 | 109.9% | 12.9 x | 10.2 x |
| **Alpharma, Inc.** | 20.48 | 24.00 | 16.85 | 1,072.3 | 36.3 | 26.9 x | 20.1 x | 1,570.7 | 120.2% | 15.9 | 8.1 |
| **Church & Dwight Co., Inc.** | 45.78 | 47.18 | 31.50 | 1,989.8 | 21.4 | 20.8 | 18.2 | 2,285.2 | 206.9% | 14.9 | 12.3 |
| **Perrigo Company** | 18.97 | 24.96 | 12.32 | 1,394.8 | 21.6 | 21.1 | NA | 1,248.1 | 143.7% | 12.8 | 10.0 |
| **Chattem, Inc.** | 28.87 | 29.18 | 11.55 | 610.4 | 20.2 | 17.7 | 16.1 | 799.5 | 329.0% | 13.0 | 11.7 |
| **CNS, Inc.** | 10.04 | 14.85 | 8.40 | 147.3 | 17.0 | 11.8 | NA | 97.9 | 112.5% | 7.3 | 6.8 |

| OPERATING DATA | Net Sales LTM | Net Sales CAGR | EBITDA LTM | EBITDA CAGR | EBIT LTM | EBIT CAGR | Net Income to Common LTM | Net Income to Common CAGR | 5 Year Growth Rate (a) | CY 2004 PE/ Growth |
|---|---|---|---|---|---|---|---|---|---|---|
| **DAISY** | $375.7 | 12.6% | $40.4 | 13.4% | $31.9 | 17.7% | $17.5 | 32.0% | NA | NA |
| **Alpharma, Inc.** | 1,306.7 | 15.7% | 193.9 | 20.5% | 98.6 | 25.4% | 29.4 | 1282.9% | 15.5% | 1.7 x |
| **Church & Dwight Co., Inc.** | 1,104.6 | 4.9% | 185.4 | 21.5% | 153.7 | 26.5% | 90.1 | 32.0% | 12.8% | 1.6 |
| **Perrigo Company** | 868.3 | 4.7% | 124.8 | 17.6% | 97.2 | 21.9% | 63.7 | 20.2% | 10.0% | 2.1 |
| **Chattem, Inc.** | 243.0 | 13.6% | 68.6 | 17.2% | 61.5 | 25.9% | 28.1 | 68.2% | 10.0% | 1.8 |
| **CNS, Inc.** | 87.0 | 12.9% | 14.4 | 55.5% | 13.5 | 69.9% | 8.5 | (21.3%) | 15.0% | 0.8 |

| MARGINS | EBITDA / Sales LTM | EBITDA / Sales Average | EBIT / Sales LTM | EBIT / Sales Average | Net Income / Sales LTM | Net Income / Sales Average |
|---|---|---|---|---|---|---|
| **DAISY** | 10.8% | 11.9% | 8.5% | 9.5% | 4.7% | 4.9% |
| **Alpharma, Inc.** | 14.8% | 16.2% | 7.5% | 9.1% | 2.2% | 2.0% |
| **Church & Dwight Co., Inc.** | 16.8% | 14.3% | 13.9% | 11.5% | 8.2% | 6.3% |
| **Perrigo Company** | 14.4% | 11.8% | 11.2% | 8.6% | 7.3% | 5.3% |
| **Chattem, Inc.** | 28.2% | 25.9% | 25.3% | 22.2% | 11.6% | 7.7% |
| **CNS, Inc.** | 16.6% | 13.4% | 15.5% | 11.9% | 9.8% | 12.8% |

NOTE: CAGRs (Compound Annual Growth Rates) and Averages are for the last three completed fiscal years for each company. All operating data has been adjusted to exclude unusual and extraordinary items.

(a) Source of projected EPS estimates and growth rates: First Call Investment Research - mean estimate of Wall Street analysts as of 6/30/04.

(b) Enterprise value represents equity value plus book values of total debt, including preferred stock and minority interest less cash.

# DEL LABORATORIES, INC.

## Summary Valuation Analysis

### Preliminary Summary Valuation Based on Comparable Companies

*(Dollars in Millions, Except Per Share Data)*

| | LTM (a) | Multiples | | Implied Enterprise Value | | Implied Equity Value (b) | | Implied Per Per Share Value (c) | | Implied Per Share Value Including 25.8% Control Premium (d) | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| LTM Net Sales | $375.7 | 100.0% - | 200.0% | $375.7 - | $751.3 | $298.2 - | $673.8 | $27.90 - | $59.04 | $35.08 - | $74.25 |
| LTM EBITDA | $40.4 | 8.0x - | 12.0x | $323.2 - | $484.8 | $245.7 - | $407.3 | $23.55 - | $36.95 | $29.62 - | $46.46 |
| LTM EBIT | $31.9 | 11.0x - | 16.0x | $351.1 - | $510.7 | $273.6 - | $433.2 | $25.86 - | $39.09 | $32.52 - | $49.16 |
| LTM EPS | $1.72 | 16.0x - | 25.0x | $370.4 - | $556.8 | $292.9 - | $479.3 | $27.47 - | $42.92 | $34.54 - | $53.97 |
| **Projected (e)** | | | | | | | | | | | |
| CY 2004 EPS | $2.12 | 12.0x - | 22.0x | $345.3 - | $600.5 | $267.8 - | $523.0 | $25.38 - | $46.54 | $31.92 - | $58.52 |
| CY 2005 EPS | $2.40 | 10.0x - | 20.0x | $328.5 - | $617.9 | $251.0 - | $540.4 | $23.99 - | $47.98 | $30.17 - | $60.34 |

(a) Latest twelve months ended March 31, 2004. Source: Company's Form 10-K for the year ended December 31, 2003 and the Company's Form 10-Q for the
period ended March 31, 2004. Excludes non-recurring items.

(b) Represents enterprise value less net debt of $77.5 million as of March 31, 2004. Source: Company's Form 10-Q for the period ended March 31, 2004.

(c) Based on 9.7 million shares outstanding as of May 7, 2004 and the treasury stock method applied to 2.3 million in-the-money options outstanding
at a weighted average exercise price of $16.51 per share. Source: Company's 2003 Form 10-K.

(d) Control Premium is based on the mean control premium paid (to closing price one week prior) in all announced mergers and acquisitions transactions valued
between $300 million and $600 million since June 28, 2001. Source: Thomson Mergers & Acquisitions.

(e) Source: Company Management estimates as of June 29, 2004.

# DEL LABORATORIES, INC.

## Summary Valuation Analysis

**Summary Analysis of Selected Transactions in the Beauty Product, Toiletry and Over-the-Counter Pharmaceutical Industries**

*(Dollars in Millions)*

| Date Announced | Acquiror Name / Target Name | Enterprise Value | Equity Value | Premium to Close 1 Week Prior to Announcement | LTM Sales | Enterprise Value as a Multiple of LTM: Sales | EBITDA | EBIT | Equity Value as a Multiple of LTM Net Income |
|---|---|---|---|---|---|---|---|---|---|
| Feb-04 | GTCR Golder Rauner LLC (a) <br> Prestige Brands International Inc. | $500.0 | $500.0 | NA | NA | NA | 9.0 x | NA | NA |
| Jan-04 | GTCR Golder Rauner LLC (a) <br> Medtech Holdings Inc. | 250.0 | 250.0 | NA | NA | NA | 8.0 | NA | NA |
| Dec-03 | Henkel KgaA <br> Advanced Research Laboratories | 250.0 | 250.0 | NA | 133.0 | 188.0 % | NA | 10.0 x | NA |
| Dec-03 | Colgate-Palmolive Co. <br> GABA Holdings AG | 830.0 | 940.0 | NA | 300.0 | 313.3 | Not Disclosed | | |
| Dec-03 | Henkel KgaA <br> Dial Corp. | 3,044.3 | 2,912.9 | 15.1% | 1,331.8 | 218.7 | 11.0 | 12.7 | 23.2 x |
| Oct-03 | Investor Group (led by Tchibo Holding AG) (b) <br> Beiersdorf AG | 12,141.0 | 12,885.6 | 20.6% | 5,513.0 | 233.7 | 14.4 | 21.8 | 37.3 |
| Sep-03 | AEA Investors, Inc. <br> Burt's Bees, Inc. (a) | 180.0 | 180.0 | NA | NA | NA | 9.0 | NA | NA |
| Sep-03 | Church & Dwight Co., Inc. <br> Unilever N.V. (Oral care brands) | 104.0 (c) | 104.0 | NA | 122.0 | 85.2 | Not Disclosed | | |
| Sep-03 | Cap Man plc <br> Noiro (Cosmetics Unit of Orion Corp.) | 109.4 | 109.4 | NA | 148.1 | 73.9 | NA | 10.2 | NA |
| Sep-03 | Helen of Troy Ltd. <br> Unilever N.V (*Brut* cologne) | 55.0 | 55.0 | NA | 40.0 (d) | 137.5 | Not Disclosed | | |
| Mar-03 | Procter & Gamble Company <br> Wella AG | 6,843.2 (e) | 5,699.2 (e) | 20.6% (f) | 3,292.0 | 173.1 | 16.1 | 23.4 | 43.2 |

Source: Thomson Financial and public documents.

NA = Not available/applicable.  NM = Not meaningful.

(a)  Source: The Deal, LLC.

(b)  Insurance group Allianz agreed to sell its 40.0% stake in Beiersdorf AG to a host of companies including Tchibo Holdings.  The transaction increased Tchibo Holding's ownership to 49.9%.

(c)  Excludes additional performance-based cash payments between $5.0 and $12.0 million.

(d)  Projected financial data. Source: Company documents.

(e)  Enterprise value and equity value calculations include Wella preferred shares.

(f)  Calculation is for common shares only.

# DEL LABORATORIES, INC.

## Summary Valuation Analysis

**Summary Analysis of Selected Transactions in the Beauty Product, Toiletry and Over-the-Counter Pharmaceutical Industries**

*(Dollars in Millions)*

| Date Announced | Acquiror Name / Target Name | Enterprise Value | Equity Value | Premium to Close 1 Week Prior to Announcement | LTM Sales | Enterprise Value as a Multiple of LTM: Sales | EBITDA | EBIT | Equity Value as a Multiple of LTM Net Income |
|---|---|---|---|---|---|---|---|---|---|
| Aug-02 | Wella AG / Unilever Italia SpA (Atkinson's subsidiary) | $43.3 | $43.3 | NA | $35.7 | 121.2 % | Not Disclosed | | |
| Aug-02 | Kao Corp. / John Freida Professional Hair Care, Inc. | 450.0 (a) | 450.0 | NA | 160.0 (b) | 281.3 | Not Disclosed | | |
| Mar-02 | Chattem, Inc. / Abbott Laboratories (*Selsun Blue* shampoo) | 75.0 | 75.0 | NA | 41.0 | 182.9 | Not Disclosed | | |
| May-01 | Procter & Gamble Company / Bristol-Myers Squibb (Clairol division) | 4,950.0 | 4,950.0 | NA | 1,600.0 | 309.4 | 14.9 x | Not Disclosed | |
| May-01 | Church & Dwight, Kelso & Co. / Carter-Wallace, Inc. | 1,147.0 | 961.0 | (11.2%) | 781.4 | 146.8 | 11.6 | 14.0 x | 17.9 x |
| Nov-00 | Investor Group (3i Group PLC, et al.) / Beltpacker (Peter Black, Inc.) | 440.0 | 62.2 | 29.4% | 323.2 | 136.1 | 9.7 | 11.2 | 13.5 |
| Oct-00 | Omega Pharma N.V. / Chefaro International N.V. | 118.3 | 118.3 | NA | 90.5 | 130.8 | Not Disclosed | | |
| Oct-00 | Boots Co. PLC / Procter & Gamble (*Clearasil* over-the-counter acne treatment) | 340.0 | 340.0 | NA | 137.0 | 248.2 | Not Disclosed | | |
| Oct-00 | GlaxoSmithKline PLC / Block Drug Co., Inc. | 1,138.0 | 1,234.8 | 20.8% | 888.6 | 128.1 | 12.0 | 17.7 | 22.1 |
| Sep-00 | Tupperware Corp. / BeautiControl Cosmetics, Inc. | 60.4 | 54.3 | 86.7% | 64.1 | 94.2 | Not Meaningful | | |
| Aug-00 | Kao Corp. / Chattem, Inc. (anti-perspirant / deodorant business [includes *Ban* and other brands]) | 160.0 (c) | 160.0 | NA | 86.1 | 185.8 | Not Disclosed | | |
| Jun-00 | Investor Group (ABN Amro, et al.) / Smith & Nephew PLC (Accantia Health & Beauty division) | 331.3 | 331.3 | NA | 278.6 | 118.9 | NA | 8.1 | NA |
| Feb-00 | L'Oreal S.A. / Carson, Inc. | 218.6 | 80.3 | 41.0% | 169.4 | 129.1 | 9.8 | 14.7 | NM |

Source: Thomson Financial and public documents.

NA = Not available/applicable.  NM = Not meaningful.

(a)  Includes $340 million for trademark rights.

(b)  Projected financial data. Source: Company documents.

(c)  Excludes contingency payments worth $6.5 million.

# DEL LABORATORIES, INC.

## Summary Valuation Analysis

**Preliminary Summary Valuation Based on Precedent Transactions**

*(Dollars in Millions, Except Per Share Data)*

|  | LTM (a) | Multiples | | | Implied Enterprise Value | | | Implied Equity Value (b) | | | Implied Per Share Value (c) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Net Sales | $375.7 | 120.0% | - | 220.0% | $450.8 | - | $826.4 | $373.3 | - | $749.0 | $34.13 | - | $65.27 |
| EBITDA | $40.4 | 9.0x | - | 14.0x | $363.6 | - | $565.6 | $286.1 | - | $488.1 | $26.90 | - | $43.65 |
| EBIT | $31.9 | 10.0x | - | 18.0x | $319.2 | - | $574.5 | $241.7 | - | $497.0 | $23.22 | - | $44.39 |
| EPS | $1.72 | 18.0x | - | 23.0x | $411.8 | - | $515.4 | $334.4 | - | $437.9 | $30.90 | - | $39.48 |

(a) Latest twelve months ended March 31, 2004. Source: Company's Form 10-K for the year ended December 31, 2003 and the Company's Form 10-Q for the period ended March 31, 2004. Excludes non-recurring items.

(b) Represents enterprise value less net debt of $77.5 million as of March 31, 2004. Source: Company's Form 10-Q for the period ended March 31, 2004.

(c) Based on 9.7 million shares outstanding as of May 7, 2004 and the treasury stock method applied to 2.3 million in-the-money options outstanding at a weighted average exercise price of $16.51 per share. Source: Company's 2003 Form 10-K.

# DEL LABORATORIES, INC.

## Summary Valuation Analysis

### Discounted Cash Flow Analysis

*(Amounts in Millions, Except Per Share Data)*

| | 6 Months Ended 12/31/2004 | Projected Fiscal Year Ending December 31, 2005 | 2006 | 2007 | 2008 | 2009 |
|---|---|---|---|---|---|---|
| Net Sales | $210.1 | $437.9 | $463.3 | $486.1 | $508.3 | $531.4 |
| --% Growth | 7.9% | 10.1% | 5.8% | 4.9% | 4.6% | 4.6% |
| EBITDA | $31.0 | $52.5 | $59.0 | $63.6 | $67.3 | $70.1 |
| --% of Net Sales | 14.7% | 12.0% | 12.7% | 13.1% | 13.2% | 13.2% |
| EBIT | $26.1 | $44.7 | $51.2 | $55.9 | $59.6 | $62.3 |
| --% of Net Sales | 12.4% | 10.2% | 11.1% | 11.5% | 11.7% | 11.7% |
| Taxes | 10.1 | 15.7 | 18.4 | 20.4 | 21.9 | 23.1 |
| Tax-Adjusted EBIT | 16.0 | 29.1 | 32.8 | 35.5 | 37.7 | 39.2 |
| Depreciation & Amortization | 3.9 | 7.8 | 7.8 | 7.8 | 7.8 | 7.8 |
| Capital Expenditures | (5.3) | (11.0) | (11.0) | (9.0) | (9.0) | (9.0) |
| Change in Net Working Capital | (0.5) | (3.4) | (6.7) | (6.3) | (6.3) | (6.7) |
| Free Cash Flow | $14.1 | $22.4 | $22.9 | $27.9 | $30.2 | $31.3 |
| Growth in Free Cash Flow | -- | -- | 1.9% | 22.0% | 8.2% | 3.7% |

| Terminal Value / EBITDA Multiple | 8.0 x | | | 10.0 x | | | 12.0 x | | |
|---|---|---|---|---|---|---|---|---|---|
| Discount Rate | 9.0% | 10.0% | 11.0% | 9.0% | 10.0% | 11.0% | 9.0% | 10.0% | 11.0% |
| Present Value of Free Cash Flow | $112.2 | $109.1 | $106.0 | $112.2 | $109.1 | $106.0 | $112.2 | $109.1 | $106.0 |
| Present Value of Terminal Value | 348.9 | 331.8 | 315.7 | 436.1 | 414.7 | 394.6 | 523.3 | 497.7 | 473.5 |
| Total Enterprise Value | $461.1 | $440.8 | $421.7 | $548.3 | $523.8 | $500.6 | $635.5 | $606.7 | $579.5 |
| Less: Net Debt (a) | (80.1) | (80.1) | (80.1) | (80.1) | (80.1) | (80.1) | (80.1) | (80.1) | (80.1) |
| Total Equity Value | $381.0 | $360.7 | $341.6 | $468.2 | $443.7 | $420.5 | $555.4 | $526.6 | $499.4 |
| **Total Equity Value Per Share (b)** | **$34.77** | **$33.09** | **$31.50** | **$42.00** | **$39.96** | **$38.04** | **$49.23** | **$46.84** | **$44.59** |
| Terminal Value as a % of Total Value | 75.7% | 75.3% | 74.9% | 79.5% | 79.2% | 78.8% | 82.3% | 82.0% | 81.7% |
| Implied Perpetuity Growth Rate | 3.2% | 4.2% | 5.1% | 4.3% | 5.3% | 6.3% | 5.1% | 6.1% | 7.0% |

Source: Company Management estimates as of June 29, 2004.

(a) Net debt = total debt less cash projected for June 30, 2004. Source: Management's 2004 projected balance sheet and cash flow as of June 26, 2004.

(b) Based on 9.7 million shares outstanding as of May 7, 2004 and the treasury stock method applied to 2.3 million in-the-money options outstanding at a weighted average exercise price of $16.51 per share. Source: Company's 2003 Form 10-K.

# TAB VII –  Summary of Parties Contacted

DEL LABORATORIES, INC.

# Summary of Parties Contacted

## Summary of Process



**Contacted**

**25 Parties (a)**

→

**Signed Confidentiality Agreement / Received Information Package**

**12 Parties**

→

**Met with Management / Data Room**

**7 Parties**

→

**Received Definitive Proposals**

**1 Party**

(a) 24 of the 25 parties contacted were potential strategic buyers.